Exhibit 21

Parent and subsidiaries

City National Corporation
City National Bank (100%)

City National Corporation (“Registrant”) is a corporation organized under the laws of the State of Delaware.  City National Bank is a national banking association organized under the laws of the United States of America.  Registrant owns 100 percent of the outstanding capital stock of City National Bank (“Bank”).